UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

2025 Extraordinary General Meeting of Shareholders

The Company is filing this Report on Form 6-K to provide its Notice of Extraordinary General Meeting in connection with the proposed increase of authorized share capital.

EXHIBIT INDEX

Exhibit no.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: July 18, 2025